UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For May 14, 2021

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

City of Buenos Aires, May 14, 2021.

DAL N° 413/21

Messrs.

Comisión Nacional de Valores (Argentine Securities and Exchange Commission)

Bolsas y Mercados Argentinos S.A. (Argentine Stock Exchanges and Markets)

Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange)

Gerencia Técnica y de Valores Negociables (Technical and Negotiable Securities Management)

Mercado Abierto Electrónico S.A. (Electronic Open Market)

Ref.: Material Fact. Section 3, Subsection 9) Chapter I, Title XII of Comisión Nacional de Valores Rules (New Text 2013).

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS"), in order to report that today TGS was served notice of the judgement rendered by Panel I of the Federal Administrative Court in the proceedings entitled “Transportadora de Gas del Sur S.A. c/ Resolución N° I-1.991/11 y N° I-1.982/11 ENARGAS (Expte. 14.215/08) s/ Proceso de conocimiento”, File N° 11.869/2012 (the “Judgement”).

As timely reported on March 27, 2019, in 2012 TGS requested the declaration of unconstitutionality of Executive Decree no. 2067/08, of Resolution no. 1451/08 issued by the Ministry of Federal Planning and Public Investment (“MPFIP”) and Resolutions no. 1982/11 and 1991/11 issued by the National Gas Regulatory Body (ENARGAS) (the “Resolutions”), as well as of any other regulation or act issued or to be issued in connection with these resolutions (the “Resolutions contested”), whereby  a charge had been created with the aim of financing natural gas imports carried out by the Argentine Government.

It is worth mentioning that the First Instance judgement rendered in the proceedings upheld the legal action filed by TGS, while the current Judgement –which is not final yet- (i) has reversed the previous judgement and (ii) has awarded costs at both instances to be borne equally by the parties.

TGS believes that it has solid arguments to defend its position in the background issue posed, and therefore it will challenge the Court Judgement.

Yours sincerely,

Hernán Diego Flores Gómez

Head of Market Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: May 14, 2021.